August 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Suellentrop and James Lopez

Re:	Medpace Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-212236)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), as representatives of the several underwriters of Medpace Holdings, Inc. (the “Company”) in connection with the proposed initial public offering of the Company’s common stock, we hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m., Eastern Time, on August 10, 2016, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated August 1, 2016, through the date hereof:

Preliminary Prospectus dated August 1, 2016:

4,556 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows.]

Very truly yours,

Jefferies LLC and Credit Suisse Securities (USA) LLC

As Representatives of the several Underwriters

JEFFERIES LLC

By: /s/ Ashley Delp Walker

      Name: Ashley Delp Walker

      Title:   Managing Director

CREDIT SUISSE SECURITIES (USA) LLC

By: /s/ Steven Schwartz

      Name: Steven Schwartz

      Title:   Managing Director